Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS
 (in thousands, except ratios)

	Year Ended December 31,					Three Months Ended March 31,
	2004	2005	2006	2007	2008	2009
Earnings:
Loss from continuing operations	$(21,932)	$(9,717)	$(33,571)	$(25,237)	$(26,066)	$(4,913)
Add: Fixed charges (see below)	2,944	5,176	1,787	789	567	160

Total loss to cover fixed charges	(18,988)	(4,541)	(31,784)	(24,448)	(25,499)	(4,753)

Fixed charges:
Interest expense	$2,944	$5,176	$1,725	$509	$222	$76
Estimated interest component of rent	—	—	62	280	345	84

Total fixed charges	$2,944	$5,176	$1,787	$789	$567	$160

Deficiency of earnings to cover fixed charges	$(21,932)	$(9,717)	$(33,571)	$(25,237)	$(26,066)	$(4,913)